     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 2000
                                                REGISTRATION NO. 333-___________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ---------------------------

                               SOFTLOCK.COM, INC.
             (Exact name of registrant as specified in its charter)

                                      7372
            (Primary Standard Industrial Classification Code Number)

         DELAWARE                                        84-1130229
(State or other jurisdiction of incorporation       (I.R.S. Employer
or organization)                                  Identification Number)

         Five Clock Tower Place, Suite 440, Maynard, Massachusetts 01754
                                 (978) 461-5940
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                          ----------------------------
               KEITH LORIS, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               SOFTLOCK.COM, INC.
                        FIVE CLOCK TOWER PLACE, SUITE 440
                          MAYNARD, MASSACHUSETTS 01754
                                 (978) 461-5940
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             -----------------------
                                   Copies to:
                            CLIVE R.G. O'GRADY, ESQ.
                       MCGUIRE, WOODS, BATTLE & BOOTHE LLP
                          1750 TYSONS BLVD., SUITE 1800
                                  TYSONS CORNER
                           MCLEAN, VIRGINIA 22102-3915

Approximate date of commencement of proposed sale to the public: The earlier of
(i) four months after this Registration Statement becomes effective or (ii) November 1, 2000.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earliest registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------------
Title of Each Class of Securities   Amount to Be     Proposed Maximum           Proposed Maximum           Amount
To Be Registered                    Registered       Aggregate                  Aggregate Offering         of RegistrationFee
                                                     Offering Price Per Unit*   Price*
-----------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.01 per     5,312,240         $8.99                      $47,757,037                $12,610
share
-----------------------------------------------------------------------------------------------------------------------------



* Estimated solely for the purpose of determining the registration fee. In accordance with Rule 457(c), the price shown is based on the average of the high and low price of our common stock on April 13, 2000 as reported on the OTC Bulletin Board.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED APRIL 14, 2000

                             SOFTLOCK.COM, INC. LOGO

                                5,312,240 SHARES

                                  COMMON STOCK
                                ($.01 PAR VALUE)
               ---------------------------------------------------


ABOUT OUR COMPANY:

- We integrate content management and context marketing to allow commercial websites to securely market and sell digital content.

- Our headquarters are located at: Five Clock Tower Place, Suite 440 Maynard, Massachusetts 01754 Telephone: (978) 461-5940

THE OFFERING:

- This is an offering by the selling shareholders to sell 5,312,240 shares of our common stock.

- We will not receive any proceeds from the sale of our common stock by the selling shareholders.

TRADING SYMBOL:

Our common stock is listed on the over-the-counter bulletin board under the symbol "SLCK."

THE COMMON STOCK:

On April 13, 2000, the last reported bid price of our common stock was $8.875.

THE SELLING SHAREHOLDERS:

- The selling shareholders have advised us that they will sell the shares from time to time in the open market, on the over-the-counter electronic bulletin board or any other electronic market or exchange available for the sale of the common stock or in privately negotiated transactions. See "Plan of Distribution."

- The selling shareholders will pay all of their commissions, brokerage fees and related expenses. We will pay all of the expenses of this offering, estimated to be approximately $94,610, including up to $20,000 in legal fees for the selling shareholders.

- The selling shareholders will not sell any of the shares until the earlier of (1) four months after the registration statement of which this prospectus is a part is declared effective or (2) November 1, 2000.

BEFORE MAKING ANY INVESTMENT IN OUR SECURITIES, YOU SHOULD READ AND CAREFULLY CONSIDER THE RISKS DESCRIBED IN THE RISK FACTORS BEGINNING ON PAGE 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. Selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     SUMMARY

         IN THIS PROSPECTUS, THE WORDS "WE," "US" AND "OUR" REFER TO SOFTLOCK.COM, INC., A DELAWARE CORPORATION, AND ITS SUBSIDIARIES AND PREDECESSORS, UNLESS THE CONTEXT OTHERWISE REQUIRES. THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT US. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE.

         We provide integrated content management and context marketing to allow commercial web sites to securely market and sell digital content. Publishers of digital content, including research reports, newsletters and electronic books, use our system to package and securely distribute their products while protecting their intellectual property. We market digital content through strategic relationships with many affiliates who offer the digital content on their web sites. When a prospective consumer accesses the content, the consumer can preview selected portions of the final product. The consumer can then instantly purchase access to the complete product 24 hours a day, 7 days a week via the World Wide Web. The consumer then has permanent access to the product for the consumer's own use. Consumers are encouraged to pass along the digital content they have purchased, but recipients can only preview the selected portions of the final product chosen by the content provider until they go through the purchase process themselves.

         We offer digital content through the SoftLock eMerchandisingTM system, providing the opportunity to widely market digital content while protecting that digital content through our patented technology which prevents electronic shoplifting (piracy) not just during the initial download, but when passed from one consumer to another. Rather than giving content away or requiring visitors to subscribe to all of a site's content in advance, publishers can charge for specific content on demand. The content can be securely sampled, electronically purchased and redistributed, and our patented technology is designed to keep intellectual property secure while generating valuable marketing data and sales revenue. With our product, publishers are able to sell their most compelling and valuable content and encourage redistribution, which turns the material tendency to "pass it on" into an additional sales channel.

         The address of our principal executive offices is Five Clock Tower Place, Suite 440, Maynard, Massachusetts 01754.

                                  RISK FACTORS

         You should read this entire prospectus and the documents incorporated by reference before investing in our common stock. A number of factors may adversely impact your investment in the common stock, including the following:

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING
HISTORY.

         We were formed in 1989 but our operating history only dates back to May 1992. As a result, we have only a limited operating history on which investors can base an evaluation of our business and prospects, and we are subject to many of the risks common to enterprises with a limited operating history. Due to our limited operating history, it will be difficult for you to evaluate whether we will successfully address these risks. You should consider our prospects in light of the heightened risks, uncertainties, unexpected expenses, delays and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets, such as online commerce, using new and unproven business models.

WE HAVE A HISTORY OF LOSSES AND NEGATIVE CASH FLOW AND ANTICIPATE CONTINUED LOSSES, AND THEREFORE, WE MAY NEVER ACHIEVE PROFITABILITY IN THE FUTURE OR SUSTAIN PROFITABILITY.

         We have incurred recurring operating losses and negative cash flow since our inception and have recorded limited revenues to date. We expect to continue incurring net operating losses through 2000 as we continue to develop products and expand our marketing strategy. For example, we incurred a net operating loss of $6,643,204 for the fiscal year ended December 31, 1999, and our accumulated retained earnings deficit is $8,721,644 through December 31, 1999. Our planned expenditures are expected to continue growing throughout 2000. We cannot assure you that we will ever achieve profitability in the future or sustain profitability, if achieved.

OUR BUSINESS MODEL IS NEW AND UNPROVEN AND MAY FAIL TO GENERATE SUFFICIENT REVENUE TO BECOME PROFITABLE.

         Our business model is new and unproven, and we may not succeed in generating sufficient revenue to sustain and grow our business. The success of our business depends on our ability to generate transaction fees in the form of a percentage of fees charged by our licensees in commercial transactions. The volume of products and services distributed using our technology may be too small to support or grow our business. While some companies have licensed our system, other companies may wish to use other technology based on different business models, including the payment of a one-time license fee without paying ongoing transaction fees. Failure to generate revenues from transaction fees, could have a material adverse affect on our business.

OUR REVENUES AND EXPENSES WILL BE DIFFICULT TO PREDICT BECAUSE WE ARE IN THE EARLY STAGES OF DEVELOPMENT.

         Planning the development of our business and accurately predicting our future revenues and expenses are difficult because our business and the industry in which we compete is in the early stages of development. We also expect that there will be intense competition in this industry. Our potential customers and users have and will continue to have many choices. Our potential customers may experiment with many different products until it becomes apparent which products work best. Cancellation or non-renewal of existing or future client contracts, could materially adversely affect our business and financial condition. As a result, our revenues could fluctuate during any fiscal year, which may, in turn, cause the price at which our common stock trades to be subject to substantial volatility.

         Furthermore, our business model is based on receiving transaction fees. These fees will be a percentage of fees paid by users or charged by our licensees from transactions and services that use our technology, and sales of products incorporating our technology. The amount of these fees in any given quarter will depend on how quickly our technology is deployed and the volume of digital commerce transactions that occurs using our product. Variations of these factors could affect our quarterly operating results. As a result, we may be particularly affected by changes in general economic conditions that would cause declines in the level of electronic commerce.

         Because the timing of deployment of our technology and the volume of digital commerce using our technology is outside of our control, it will be difficult for us to make accurate quarterly revenue projections. If our revenue projections are not accurate for a particular quarter, our actual operating results for that quarter could fall below the expectations of analysts and investors. Our failure to meet these expectations would likely cause the market price of our common stock to decline.

THE MARKET FOR ONLINE COMMERCE IS NEW AND EMERGING AND IF IT DOES NOT GROW AS RAPIDLY AS WE ANTICIPATE, OUR PLANNED GROWTH AND FINANCIAL OBJECTIVES WILL NOT BE MET.

         Our business model is based on the growth of online commerce with respect to digital products and the development of online commerce for the sale of digital content. The market for the purchase of products and services over the internet, especially the purchase of information content, is a new and emerging market. Our future revenues and profits and our business model depends on the willingness of consumers to conduct online commerce and the demands of companies for securely distributing proprietary content on the internet. Rapid growth in the use of and interest in the internet and other online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of consumers may not adopt, or continue to use, the internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the internet is subject to a high level of uncertainty, and there are few proven products and services. For our revenues to grow, consumers who have historically used traditional means of commerce will instead, need to elect to purchase products and services online, and sellers of products and services will need to adopt or expand use of the internet as a channel of distribution.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE TO US ON FAVORABLE TERMS, IF AT ALL; THEREFORE, WE MAY HAVE TO SUBSTANTIALLY REDUCE OR ELIMINATE CURRENT AND PLANNED SOFTWARE PROGRAMS AND OTHER OPERATING PLANS.

         We anticipate that we will continue to incur operating losses, negative cash flows from operations and capital expenditures through 2000 and 2001. Accordingly, there can be no assurance that the length of time that proceeds from recent financings will satisfy our cash requirements. Based upon our current operating plan, we anticipate that our currently available funds will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and business expansion through 2000. Our cash requirements, however, depend upon many factors, including our net cash flows from operations, the length of time it may take for us to develop a market for our products or services, the market acceptance of our products and services and the response of competitors who may develop competing products or services at lower costs. We currently do not have any commitments for additional financing, and there can be no assurance that we will be able to secure additional funding sources or that financing will be made available on terms favorable to us. To the extent that the proceeds from recent equity financings are insufficient to fund our activities, we anticipate that it will be necessary to raise additional capital through other means or to substantially reduce or eliminate current and planned software development programs and other operating plans.

OUR FAILURE TO PROPERLY MANAGE GROWTH, COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

         Our goal is to continue development of an alternative channel for the sale of digital content through the development of new tools for publishers, a new transaction processing infrastructure, and a number of related marketing initiatives in 2000 and 2001. We also may acquire other companies engaged in synergistic businesses. Such expansion could place a significant burden on our existing resources, and may require:

                  - the implementation of additional operating, software development and financial controls;
                  - the installation of additional reporting and management information systems for transaction processing, customer service, and financial reporting;
                  - improved coordination among marketing, software development, and finance functions;
                  -     increased capital expenditures; and
                  -     the retention of additional personnel.

There can be no assurance that we will be able to successfully manage any substantial business expansion, including attracting and retaining qualified personnel. A failure to do so could have a material adverse effect on our financial condition and operating results.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, OUR BUSINESS COULD SUFFER.

         Our success depends in part on our ability to enforce intellectual property rights for our technology and software, both in the United States and abroad. In addition to the protection provided by the our patent, our software is protected by copyright and the use of contractual restrictions (such as confidentiality agreements) and license agreements that restrict the unauthorized distribution of our proprietary data. While we have attempted to limit unauthorized use of our software products or the dissemination of our proprietary information, there can be no assurance that we will be able to retain our proprietary software rights or prohibit the unauthorized use of proprietary information. We may file additional applications for patents, copyrights and trademarks as management deems appropriate. There can be no assurance that any patents, copyrights or trademarks we may obtain will be sufficiently broad to protect our products or that applicable law will provide effective injunctive remedies to stop infringement on any patents, trademarks or copyrights that we obtain. In addition, there can be no assurance that any patent, trademark or copyright that we may obtain will not be challenged, invalidated, or circumvented, that our intellectual property rights will provide competitive advantages, or that our competitors will not independently develop substantially equivalent technologies or products.

WE FACE LEGAL RISKS ARISING OUT OF OUR PROPRIETARY TECHNOLOGY OR THE PATENTS OF OTHERS.

         We face the risk of patent-related suits, including legal actions that might be pursued to litigate or defend our patent, and the outcomes and expenses cannot be predicted with confidence. We have developed software technology to protect intellectual property, but there can be no assurance that such technology will not be breached, resulting in lost revenues for which we might be held responsible. Similarly, the software that incorporates our technology could have adverse consequences that might lead to claims of liability against us.

WE MAY SUFFER LOSSES ARISING OUT OF SECURITY BREACHES.

         A breach in our network security could result in decreased demand for our technology by affiliates and content providers or their customers. The secure and trusted management of proprietary or confidential information over the Internet is essential to establishing and maintaining confidence. Without this confidence, potential or current affiliates and content providers may not use our technology and their customers may not trust and use our licensee's products. Therefore, security concerns and security breaches could materially adversely affect our business and operating results. Advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the security technology, including cryptography technology, that we use to protect customer digital content and transaction data. Security breaches could damage our reputation and expose us to a risk of loss or litigation. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches.

DEFECTS IN OUR TECHNOLOGY COULD RESULT IN SUBSTANTIAL LIABILITY.

         Defects or errors in current or future products could result in delayed or failed deployment of our technology, lost revenues, or a delay in or failure to achieve market acceptance, any of which could seriously harm our business and operating results. Complex software products like our products often contain errors or defects, including errors relating to security, particularly when first introduced or when new versions or enhancements are released. Because this is a system used for commerce, we believe that standards for reliability and performance may be very high.

         Our failure to discover errors or defects in our products or content during the development process, could seriously undermine the perceived trust and security needed for a commercial system and could delay or prevent market acceptance of digital commerce, resulting in material adverse effects to our business and operating results.

         The development and use of our products and services expose us to substantial risks of product liability claims because our products and services are to be used in sensitive and valuable digital commerce transactions and because we require our partners to comply with our specifications. Although our agreements typically contain provisions designed to limit our exposure to product liability claims, it is possible that these limitations of liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. A product liability claim brought against us, even if not successful, would likely be time consuming and costly to defend and could significantly harm our business and operating results.

COMPETITION IN OUR INDUSTRY IS INTENSE AND CAN LEAD TO REDUCED SALES.

         There are many software developers and companies concentrating their efforts on issues related to the digital distribution of software and content. New technology and solutions that address these issues are regularly being proposed and tested. While management believes that our method for the marketing, distribution and sale of content on the internet is unique, there are numerous competitive methods and business models under which our prospective clients could choose to distribute or sell their content. Some of these alternative methodologies are supported by companies with substantially greater personnel, financial and technical resources and a more established customer base than what we possess. There can be no assurance that we will be able to convince prospective customers of the merits of our system or that we will be able to compete with these competitors successfully.

         The digital rights management solutions market is new, rapidly evolving, and highly competitive, and we expect this competition to persist and intensify in the future. Failure to maintain or enhance our competitive position could reduce our market share and cause our revenues to grow more slowly than anticipated or not at all.

         Potential competitors may bundle their products or incorporate a digital rights management component into existing products in a manner that discourages users from purchasing our products. Furthermore, new competitors or alliances among competitors may be able to respond more quickly than ourself to new or emerging technologies and changes in customer requirements.

FAILURE TO PROTECT OUR DOMAIN NAME COULD DECREASE THE VALUE OF OUR TRADEMARKS AND OTHER PROPRIETARY RIGHTS.

         We currently hold the internet domain name "softlock.com," as well as various other related names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Recently, new policies regarding resolution procedures for domain name disputes have been adopted. Furthermore, regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the "softlock.com" domain name in all of the countries in which we may conduct business.

         The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

IF OUR TECHNOLOGY IS NOT DEPLOYED BY THIRD PARTIES, OUR BUSINESS WILL SUFFER.

         Failure of third parties to deploy our technology and create a market for digital commerce could materially adversely affect our business. Our business and operating results could suffer to the extent affiliates and other internet companies choose not to:

                  -     deploy our technology;

                  - develop infrastructure for the sale and delivery of digital goods and services;

                  - generate transaction fees from the sale of digital content and services; and

                  -     promote brand preference for our products and services.

         We may not generate revenue sufficient for business growth unless we maintain relationships with existing affiliates and content providers and significantly increase the number of companies that use our technology for the sale of digital content. Our ability to attract new affiliates and content providers will depend on a variety of factors, including:

                  - the performance, reliability and security of our products and services;
                  - the scalability of our products and services, the ability to rapidly increase deployment size from a limited number of end-users to a very large number of end-users;
                  -     the cost-effectiveness of our products and services; and
                  - our ability to market our products and services effectively.

         Our ability to attract new affiliates and content providers may also depend on the success of our initial products and services and our overall success. Many potential affiliates and content providers may resist working with us until our content, products and services have been successfully introduced into the market and have achieved market acceptance. We may not be able to attract a critical mass of affiliates and content providers that will develop products and services, and our affiliates and content providers may not achieve widespread deployment of users that we believe are necessary for success.

         In addition, we may not be able to establish relationships with important potential customers if we have already established relationships with their competitors. Therefore, it is important that we are perceived as a neutral and trusted technology and service provider. In addition, we require content providers to comply with our specifications. Potential affiliates and content providers may be unwilling to be subject to the control of these specifications.

         The development and use of our products and services expose us to substantial risks of product liability claims because our products and services are to be used in sensitive and valuable digital commerce transactions and because we require our partners to comply with our specifications. Although our agreements typically contain provisions designed to limit our exposure to product liability claims, it is possible that these limitation of liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. A product liability claim brought against us, even if not successful, would likely be time consuming and costly to defend and could significantly harm our business and operating results.

FAILURE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

         The market for digital rights management solutions is fragmented and marked by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, and changes in customer demands. To succeed, we must develop and introduce, in response to customer and market demands, new releases of our software that offer features and functionality that we do not currently provide. Any delays in our ability to develop and release enhanced or new products could have a material adverse effect on our business and operating results. In the past, we have experienced delays in new product releases and may experience similar delays in the future.

IF DIGITAL COMMERCE IS NOT ACCEPTED, OUR BUSINESS MAY SUFFER.

         Acceptance and use of the internet for commercial distribution of digital content may not continue to develop at recent rates, and a sufficiently broad base of consumers may not adopt and continue to use the internet and other online services as a medium for digital commerce. Because our transaction fees are derived from digital commerce transactions, if digital commerce is not accepted for any reason, our revenues would not grow sufficiently and our business and operating results could be materially adversely affected.

IF DISTRIBUTION METHODS USING THE INTERNET ARE NOT ACCEPTED, OUR BUSINESS WILL SUFFER.

         We depend on the widespread acceptance of commercial digital information over the internet and other means. These methods for distribution of digital information may not be commercially accepted for a number of reasons, including:

                  - a failure to develop the necessary infrastructure for communication of digital information and for payment processing;
                  - a failure to develop or deploy enabling technologies, including compression or broadband technology necessary for distribution of particular digital content over the internet;
                  - reduced demand for paid digital content due to the widespread availability of free content online and the ability to use and distribute this content without restriction; and

                  - insufficient speed, access, and server reliability, as well as lengthy download time for content.

IF STANDARDS FOR DIGITAL RIGHTS MANAGEMENT ARE NOT ADOPTED, OUR REVENUES MAY BE MATERIALLY ADVERSELY AFFECTED.

         If standards for digital rights management are not adopted or complied with, content providers may delay distributing content until they are confident that the technology by which the content is to be distributed will be commercially accepted. Standards for the distribution of various digital content might not develop or might be found to violate antitrust laws or fair use of copyright policies. In addition, the failure to develop a standard among device manufacturers may affect the market for digital goods and services. As a result, customers may delay purchasing products or services that include our technology if they are uncertain of commercial acceptance of the standards with which our technology complies. Consequently, if a standard format for the secure delivery of content on the Internet is not adopted, or if the standards are not compatible with our digital rights management technology, our business and operating results could suffer.

GOVERNMENT REGULATION OF SOFTWARE AND THE INTERNET MAY RESTRICT OUR GROWTH AND PROFITABILITY.

         The United States and various foreign governments generally restrict exports of software products utilizing encryption technology. Changes in export laws and regulations may impose restrictions on our ability to distribute products and services internationally, limiting our ability to gain revenue and grow our business.

         The United States Congress or individual states could enact laws regulating or taxing Internet commerce. In addition, several telecommunications companies have petitioned the Federal Communications Commission to regulate internet service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. Access fees, sales taxes or any other taxes or fees could increase the cost of transmitting data over the internet and reduce the number or amount of transactions from which we earn our transaction fees.

OUR FAILURE TO ATTRACT AND RETAIN QUALIFIED PROFESSIONALS COULD ADVERSELY AFFECT OUR BUSINESS PROSPECTS.

         Our success depends largely on the skills, experience, and performance of the members of our senior management and other key personnel. None of our senior management and other key personnel must remain employed for any specific time period. Only the President and Chief Executive Officer and Chief Technology Officer are subject to employment agreements. Our loss of one or more of our senior management key personnel could significantly harm our business and operating results. In addition, our future success will depend largely on our ability to continue attracting, integrating, and retaining highly skilled personnel. Competition for highly qualified sales and marketing personnel is intense. We may not be able to hire enough qualified individuals in the future or in a timely manner. New employees require extensive training and typically take at least 4 to 6 months to achieve full productivity.

OUR SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE MAY RESULT IN A DECREASE IN THE PRICE OF OUR COMMON STOCK.

         Of the 12,862,841 shares of our common stock issued and outstanding as of March 31, 2000, 11,157,060 shares are "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933. In addition, we have outstanding 53,431 shares of Series A Preferred Stock which are convertible into 5,343,100 shares of common stock. The Series A Preferred Stock will complete the one-year holding period of Rule 144 promulgated under the Securities Act of 1933 in December 2000 through February 2001. We also have outstanding 46,875 shares of Series B Preferred Stock and warrants which are convertible into 5,312,240 shares of common stock and constitute a portion of the shares offered pursuant to this registration statement. There are also additional warrants convertible into common stock outstanding. We filed an application to have our common stock listed for trading on the Nasdaq SmallCap Market on April 6, 2000. The holders of the Series B Preferred Stock have agreed not to sell any of these shares until the earlier of four months after the date the registration statement of which this prospectus is a part becomes effective or November 1, 2000.

         Sales of substantial numbers of shares of common stock by shareholders pursuant to Rule 144, through the registration statement of which this prospectus is a part or otherwise could adversely affect the market price of our securities and make it more difficult for us to sell equity securities in the future at a time and price which we deem appropriate. We cannot predict the effect that sales made in the future under Rule 144, the registration statement of which this prospectus is a part or otherwise may have on the prevailing market price of our common stock. Nonetheless, the possibility exists that the sale of these shares may have a depressive effect on the price of our common stock and may affect our ability to obtain additional financing on favorable terms in the future, if at all.

LOW VOLUME TRADING AND VOLATILITY IN OUR STOCK PRICE MAY AFFECT YOUR ABILITY TO SELL OUR COMMON STOCK.

         Our common stock, listed for trading on the OTC Bulletin Board, has traded in only small volumes and has been subject to volatility in price. While we have applied for listing on the Nasdaq SmallCap Market, no assurance can be given that the listing application will be accepted, that a more active market will develop or that a shareholder will be able to liquidate his investment without considerable delay, if at all. Even should a more active market develop, the price may remain volatile. There can be no assurance that our trading price will remain at any particular level, and if the trading price were to fall sufficiently, many brokerage firms may not be willing to effect transactions in our securities, particularly because low-priced securities are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced (generally those below $5 per share) securities.

PENNY STOCK REGULATIONS MAY ADVERSELY AFFECT BOTH YOUR ABILITY TO SELL OUR COMMON STOCK AND THE PRICE OF OUR COMMON STOCK.

         If we are unable to meet the Nasdaq listing or maintenance requirements and the price per share of the common stock were to drop below $5.00 per share, then the common stock would become subject to certain "penny stock" rules promulgated by the SEC. Under such rules, broker-dealers who recommend "penny stocks" to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

MANAGEMENT EXERCISES SIGNIFICANT CONTROL OVER US.

         Our officers and directors own approximately 23% of our outstanding common stock. As a result, if the officers and directors act together, they will have significant influence on the outcome of all matters requiring shareholder approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and significant influence on our management and affairs. That influence could discourage others from initiating potential merger, takeover or other change of control transactions. As a result, the market price of our common stock could be adversely affected.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains or incorporates by reference forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things, those described in the "Risk Factors" section of this prospectus. We caution you that forward-looking statements are necessarily estimates that reflect the best current judgment of our senior management. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. We recommend that you consider these forward-looking statements in light of various important factors, including those set forth in this prospectus (see "Risk Factors") and other factors set forth from time to time in the information that we file with the SEC. To identify forward-looking statements, you should look for words such as "estimate," "project," "intend," "expect" or "believe." These forward-looking statements are found at various places throughout this prospectus and the documents incorporated by reference herein. You are cautioned not to rely to a great extent on these forward-looking statements, which speak only as of the date of such documents.

         We do not undertake to update these forward-looking statements to reflect actual results, changes and assumptions or other factors that could affect these statements. In addition, we may from time to time make additional or revised forward-looking statements about us or our business or about the matters described or incorporated by reference in this document.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock offered by the selling shareholders.

                              SELLING SHAREHOLDERS

         The following table lists the name, position, office or other material relationship which the selling shareholder has had within the past 3 years with us, if any, and the amount of securities of each class beneficially owned by that shareholder before the offering.

         The third column in the table below includes common stock issuable upon exercise of two different warrants. Those shares of common stock underlying the two different warrants are being registered pursuant to the registration statement of which this prospectus is a part. The first of the two different warrants becomes exercisable for one-half of the shares of common stock shown in the third column of the following table if as of August 15, 2000, the registration statement of which this prospectus is a part has not been declared effective and the listing application for the related common stock has not been accepted. The second warrant becomes exercisable for the second half of the shares shown in the third column of the following chart if as of November 15, 2000, these two conditions are not met. If the two conditions are met prior to August 15, 2000, then all of the warrants will terminate and the shares will not be available for sale pursuant to this prospectus and the related registration statement. If the two conditions are met after August 15, 2000, but prior to November 15, 2000, then the second warrant will terminate and only half of the shares purchasable under the warrants will be available for sale pursuant to this prospectus and the related registration statement. If the two conditions are met after November 15, 2000, all of the shares purchasable under the warrants will be available for sale pursuant to this prospectus and registration statement.


                                                                                               Percentage of
                                                                                               Outstanding
                                                                 Number of                     Shares of Common    No. of Shares
                                      Number of Shares of        Shares                        Stock               Beneficially
                                      Common Stock               Issuable                      Beneficially        Owned
                                      Beneficially Owned Prior   Under          Shares         Owned Prior to      Following
Name                                  to Offering(1)             Warrants       Offered(6)        Offering         Offering(7)
----                                  --------------             --------       ---------         ---------        -----------
Raptor Global Portfolio, Ltd. (2)       1,875,000                  248,920        2,115,820      14.2%
Altar Rock Fund, L.P. (2)               1,875,000                    1,080            9,180      14.2%
Ronald A. Santella                         62,500                    8,333           70,833        *
Anthony Kamin                              62,500                    8,333           70,833        *
Ritchie Capital Management, LLC (3)     1,750,000                   33,333          283,333       9.9%
RC Capital, LLC (3)                     1,750,000                   33,333          283,333       9.9%
RAM Trading, Ltd. (3)                   1,750,000                  166,668        1,416,668       9.9%
SI Venture Fund II, L.P. (4)            2,380,500                   62,500          531,300      16.0%
Apex Investment Fund IV, L.P. (5)       1,939,450                   60,620          514,960      13.5%
Apex Strategic Partners IV, L.L.C. (5)  1,939,450                    1,880           15,980      13.5%


         1. Includes shares issued or issuable upon conversion of Series A and Series B Preferred Stock.

         2. Because Raptor Global Portfolio, Ltd. and Altar Rock Fund, L.P. are affiliates of each other under applicable securities laws, the percentage of outstanding shares of common stock beneficially owned includes all of the shares owned by both entities.

         3. Because Ritchie Capital Management, LLC, RC Capital, LLC and RAM Trading, Ltd. are affiliates of each other under applicable securities laws, the percentage of outstanding shares of common stock beneficially owned includes all of the shares owned by each entity. Pursuant to letter agreements between the foregoing entities and us, these entities disclaim any beneficial ownership in excess of 9.9%.

         4. N. Adam Rin serves as one of our directors and is a managing member of SI Venture Management II, L.L.C., the general partner of SI Venture Fund II, L.P.

         5. Because Apex Investment Fund IV, L.L.C. and Apex Strategic Partners IV, L.P. are affiliates of each other under applicable securities laws, the percentage of outstanding shares of common stock beneficially owned includes all of the shares owned by both entities.

         6. Includes only shares of common stock issued or issuable upon conversion of Series B Preferred Stock and exercise of certain warrants.

         7. Because the selling shareholders may offer all or some of the common stock pursuant to the offering contemplated by this prospectus, no estimate can be given as to the number of shares of common stock that will be held by the selling shareholders after completion of this offering. See "Plan of Distribution."

               * less than one percent of our outstanding shares of common stock

                              PLAN OF DISTRIBUTION

         The shares of common stock offered under this prospectus may be sold from time to time by the selling shareholders or persons to whom the selling shareholders have assigned or transferred their shares after the date of this prospectus. We will bear all costs, expenses and fees incurred in connection with the registration of the shares offered by this prospectus. The selling shareholders will bear only brokerage commissions, selling commissions, underwriting fees and stock transfer taxes applicable to the shares sold by such selling shareholder and all fees and disbursements of counsel for the selling shareholders in excess of $20,000 attributable to the sale of their shares.

         Selling shareholders may sell shares from time to time in one or more types of transactions, including block transactions, in the over-the-counter market or in the Nasdaq SmallCap Market, in negotiated transactions, through put or call options on the shares and through short sales of shares. Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Selling shareholders may sell shares directly to purchasers or to or through broker-dealers as principals or agents. These broker-dealers may be compensated through discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933 rather than under this prospectus, provided they meet the criteria and conform to the requirements of Rule 144. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         In connection with the issuance and sale of the shares of Series B Preferred Stock that are convertible into the shares offered under this prospectus, the selling shareholders agreed not to sell any of the shares until the earlier of four months after the registration statement is declared effective or November 1, 2000. Each selling shareholder also agreed if it has not sold all the shares offered hereunder at the time of any underwritten public offering of our securities and if it chooses not to sell all of its shares in that underwritten public offering, it would enter into an agreement pursuant to which that selling shareholder will not transfer or dispose of its shares for a period specified by the underwriter (but not in excess of 180 days), provided that other shareholders with registration rights and all of our officers and directors enter into similar agreements.

         The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. We have agreed to indemnify each selling shareholder against particular liabilities, including liabilities arising under the Securities Act of 1933 and the selling shareholders have agreed to indemnify us against certain liabilities, including liabilities arising under the Securities Act of 1933.

         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. We have informed the selling shareholders that Rule 10b-5 and the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED.

         Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. The selling shareholders may offer up to 5,312,240 shares of common stock issuable upon conversion of the Series B Preferred Stock and exercise of certain warrants pursuant to this prospectus.

         As of March 31, 2000, there were 12,862,841 shares of common stock outstanding and held of record by shareholders.

         VOTING RIGHTS. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which their preferred stock may be converted.

         DIVIDEND RIGHTS AND POLICY. Holders of common stock are entitled to receive dividends declared by our Board of Directors out of funds legally available, subject to any preferential dividend rights of any outstanding preferred stock. We have not paid any cash dividends on our common stock to date and do not anticipate payment of cash dividends in the future. We are required to obtain the approval of the holders of the Series A and Series B Preferred Stock before declaring any dividends on the common stock as long as certain amounts of the Series A Preferred Stock and Series B Preferred Stock remain outstanding.

         LIQUIDATION RIGHTS. Upon the liquidation, dissolution or winding up of our business, the holders of common stock are entitled to receive our net assets available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.

         OTHER RIGHTS; EFFECT OF PREFERRED STOCK ISSUANCES. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

         Our Board of Directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of preferred stock and to establish from time to time the number of shares constituting any series or designations of series and to increase and decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.

         The ability of the Board of Directors to establish the rights of and to issue substantial amounts of preferred stock without the need for shareholder approval, while providing desirable flexibility in connection with raising capital, possible acquisitions or other corporate purposes, may have the effect of discouraging, delaying or preventing a change in control.

         We have issued 53,451 shares of Series A Preferred Stock to a group of five investors and have issued 46,875 shares of Series B Preferred Stock to a group of ten investors. The shares of common stock offered under this prospectus will result from the conversion of the Series B Preferred and from the exercise of certain warrants described in this prospectus.

ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the interested shareholder attained that status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. Subject to various exceptions, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeovers or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

         In addition, various provisions of our Amended and Restated Certificate of Incorporation, as amended, referred to as our "certificate of incorporation," and bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

         CLASSIFICATION OF THE BOARD OF DIRECTORS; REMOVAL OF DIRECTORS. Our certificate of incorporation provides that our directors are divided into 3 classes serving 3 year terms. Our certificate of incorporation also provides that any director or the entire Board of Directors may be removed only for cause and by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of the voting stock. These provisions may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by this removal with its own nominees.

         SHAREHOLDER ACTION; SPECIAL MEETING OF SHAREHOLDERS. Our certificate of incorporation provides that shareholders may not take action by written consent. The bylaws further provide that special meetings of shareholders may be called by:

                  - shareholders entitled to cast 25% of all votes entitled to be cast at the meeting who have requested the meeting in writing and have delivered the request to us; or
                  - the Series A Preferred shareholders who own fifteen percent (15%) of all outstanding voting shares or
                  - the Series B Preferred shareholders who own fifteen percent (15%) of all outstanding voting shares.
                  -

The request must include various additional information about the requesting shareholders and the matters to be considered at the meeting. The requesting shareholders are also required to pay us reasonable estimated costs of preparing and mailing the notice of meeting. Furthermore, no special meeting may be called to consider any matter which is substantially the same as a matter voted on at any special meeting of shareholders held during the prior 12 months unless the meeting is requested by shareholders entitled to cast a majority of all votes entitled to be cast at the meeting.

         ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS FOR ANNUAL MEETINGS AND DIRECTOR NOMINATIONS. Our bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders or to nominate candidates for election as directors must provide timely notice thereof in writing and must be a shareholder of record of a class of securities entitled to vote on the business the shareholder is proposing both at the time of giving the notice and on the record date for the annual meeting. A shareholder's notice must be given by certified U.S. Mail postage prepaid and return receipt requested and addressed to our Secretary at our principal executive offices. To be timely in the case of a shareholder proposal, the notice must be received not less than 120 days prior to the anniversary of the date of our notice of annual meeting for the previous year's annual shareholders meeting, unless the date of the annual shareholders meeting has been changed to be more than 30 calendar days from the date of the prior year's meeting, in which case such notice by the shareholder must be received 60 days prior to the annual meeting of shareholders. To be timely in the case of a director nomination, the shareholder's notice must be received not less than 120 days prior to the anniversary of the date of our notice of annual meeting for the previous year's annual meeting of shareholders:

                  - on or after April 1st and before May 1st of the year in which the meeting will be held if the meeting is to be an annual meeting and the following bullet point is not applicable; or
                  - not less than 60 days before an annual meeting, if the date of the annual meeting has been changed by more than 30 days; or
                  - not later than the close of business on the tenth day following the day on which notice of a special meeting of shareholders called for that purpose of electing directors is first given to shareholders. The bylaws also specify certain requirements as to the form and content of the shareholder's notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors.

         AUTHORIZED BUT UNISSUED SHARES. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations as may be imposed by the securities exchange or quotation system on which the shares are listed. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

         SUPERMAJORITY VOTE ON CERTAIN MATTERS. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of voting stock, voting as a single class, to alter or amend Article 5 (on the Board of Directors),
Article 6 (establishing such supermajority requirement), Article 8 (reserving to us the right to amend or repeal the Certificate) or Article 9 (limiting liability and providing for indemnification of directors, officers and employees) of our certificate of incorporation.

         TRANSFER AGENT AND REGISTRAR. Our transfer agent and registrar for the common stock is Corporate Stock Transfer, Inc.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents that we filed with the SEC pursuant to the Securities Exchange Act of 1934 are incorporated herein by reference and are delivered, without charge, with this prospectus:

         1. Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 1999; and

         2. Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999, except for Item 7 of that report and the consolidated financial statements, which have been amended to include the conformed signature of the independent accountants.

         We also incorporate by reference in this prospectus additional documents that we may file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus. These include periodic reports, such as annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K.

         You may obtain the documents incorporated by reference as described below. You may also request a copy of these filings, at no cost, from us by writing or telephoning us at:

                               SOFTLOCK.COM, INC.
                               CORPORATE SECRETARY
                        FIVE CLOCK TOWER PLACE, SUITE 440
                          MAYNARD, MASSACHUSETTS 01754
                                 (978) 461-5940

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided or incorporated by reference in this prospectus. We have authorized no one to provide information other than that provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any document incorporated by reference herein is accurate as of any date other than the date on the front of the document.

                                 INDEMNIFICATION

         Insofar as indemnification arising under Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                         VALIDITY OF SECURITIES OFFERED

         The validity of the common stock offered pursuant to this prospectus will be passed upon for us by McGuire, Woods, Battle & Boothe LLP, Tysons Corner, Virginia. McGuire, Woods, Battle & Boothe LLP owns 3,520 shares of the common stock. No additional shares of common stock will be issued to McGuire, Woods, Battle & Boothe LLP in connection with this offering.

                                     EXPERTS

         The consolidated financial statements incorporated in the prospectus, which is part of this registration statement, by reference from our Annual Report on Form 10-KSB/A for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expressed an unqualified opinion and includes an explanatory paragraph referring to the restatement of our 1998 financial statements), and has been so incorporated in reliance upon the report of such firm given upon that their authority as experts in accounting and auditing.

YOU SHOULD RELY ONLY ON THE INFORMATION  CONTAINED IN
THIS  DOCUMENT  OR OTHER  INFORMATION  TO WHICH  THIS          5,312,240 SHARES
DOCUMENT  REFERS.  WE HAVE NOT  AUTHORIZED  ANYONE TO
PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.               SOFTLOCK.COM, INC.

                                                                 COMMON STOCK

                  TABLE OF CONTENTS                           ------------------

        PAGE                                                      PROSPECTUS

Summary...........................................i
Risk Factors......................................1           ------------------
Forward-Looking  Statements.......................10
Use of Proceeds...................................10
Selling Shareholders..............................10
Plan of Distribution..............................12
Description of Securities to be Registered........12
Incorporation of Certain Information by
  Reference.......................................15
Indemnification...................................16
Validity of Securities Offered....................16
Experts...........................................16

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

                                 OTHER EXPENSES

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following expenses will be paid by SoftLock.com, Inc. (the "Company" or "SoftLock") in connection with the distribution of the shares of common stock registered hereby (the "Shares"). SoftLock is paying all of the Selling Shareholders' expenses related to this offering, except the Selling Shareholders will pay any applicable broker's commissions and expenses, transfer taxes, as well as fees and disbursements of counsel and experts for the Selling Shareholders in excess of $20,000. All expenses of the Company, except for the SEC Registration Fee, are estimated:


SEC Filing Fees                                        $12,610
Legal Fees and Expenses                                $50,000
Accounting Fees and Expenses                           $15,000
Printing and Engraving                                 $ 5,000
Blue Sky Fees and Expenses                             $ 5,000
Transfer Agent and Registrar Fees and Miscellaneous    $ 5,000
Expenses                                               $ 2,000
                                                      --------
         Total Expenses                                $94,610
                                                      ========


INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation, through its certificate of incorporation, to eliminate the personal liability of its directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. The exceptions include breach of fiduciary duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, improper declarations of dividends and transactions from which the directors derived an improper personal benefit. Section 145 of the DGCL further establishes a corporation's power to indemnify its directors, officers, employees or agents.

         The Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate") provides that to the extent permitted by law, the Company shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

         The Certificate further provides that Company shall advance expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of such action, suit or proceeding upon the receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to indemnification.

         Our Bylaws further discuss the right to indemnification and provide each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in the right of the Company or otherwise (a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan, shall be (and shall be deemed to have a contractual right to be) indemnified and held harmless by the Company (and any successor to the Company by merger or otherwise) to the fullest extent authorized by, and subject to the conditions and (except as otherwise provided herein) procedures set forth in DGCL, as such law may later be amended (but any such amendment shall not be deemed to limit or prohibit indemnification rights if such rights would have been permitted by law for acts or omissions occurring prior to such amendment) against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred by such person in connection with the proceeding; provided, however, the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such persons only if such proceeding was authorized by the Board. Persons who are not directors or officers of the Corporation and are not so serving at the request of the Corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the Board. These indemnification rights include the right to be paid in advance for expenses upon receipt of an undertaking to repay all advanced amounts if it is later determined that such person was not entitled to indemnification and such an undertaking is required by the DGCL. The Bylaws state that the expenses incurred by other employees and agents may be paid in advance upon such terms and conditions deemed appropriate by the Board.

         These rights to indemnification and advance payment of expenses are not exclusive of any other rights to indemnification and shall continue as to a person who has ceased to be a director, officer, employee, partner or agent.

         The Bylaws give the Company the power to purchase and maintain insurance on behalf of such persons whether or not the DGCL would give the Company the power to indemnify such persons.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

         EXHIBITS.

         The following exhibits listed on the Exhibit Index on page [II-7] of this Registration Statement have been previously filed, are filed herewith, will be filed by amendment, or are incorporated herein by reference to other filings:

         Exhibit
         Number    Description

         3.1 Amended and Restated Certificate of Incorporation, filed with the State of Delaware on August 3, 1998 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated July 28, 1998.)

         3.2      Amended and Restated Bylaws (incorporated by reference to
                  Exhibit 5 of the Company's Registration Statement on Form 8-A filed March 15, 2000.)

         3.3 Certificate of Designation of Powers, Preferences and Rights of the Series A Preferred Stock (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated as of December 30, 1999).

         3.4 Amendment No. 1 to Certificate of Designation for Series A Preferred Stock filed with the Delaware Secretary of State as of January 13, 2000 (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         3.5 The Company's Certificate of Correction to Certificate of Designation of Powers, Preferences and Rights of the Series B Preferred Stock, (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         5.1      Opinion of McGuire, Woods, Battle & Boothe LLP.*

         10.1 Amended and Restated Shareholders' and Rights Agreement (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         10.2 Series B Preferred Stock and Warrant Purchase Agreement by and among the purchasers listed on the Schedule of Purchasers, SoftLock, Inc. and SoftLock Services, Inc. (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         10.3 Form of Warrant exercisable under certain conditions on August 15, 2000 (incorporated by reference to Exhibit 99.7 of the Company's Current Report on Form 8-K dated as of February 10,
                  2000).

         10.4 Form of Warrant exercisable under certain conditions on November 15, 2000 (incorporated by reference to Exhibit 99.8 of the Company's Current Report on Form 8-K dated February 10,
                  2000).

         23.1     Consent of Independent Accountants*

         23.2 Consent of McGuire, Woods, Battle & Boothe LLP (included in opinion filed as Exhibit 5.1)

         24 Power of Attorney (included in signature page to this registration statement)

         * Included herewith

         UNDERTAKINGS.

(a)      The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934 and where interim financial information required to be presented by Article 3 of Regulation S-K is not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given the latest quarterly report that is specifically incorporated by referenced in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maynard, State of Massachusetts, on this 14th day of April, 2000.

                            SOFTLOCK.COM, INC.

                            By: /s/ Keith Loris
                                ----------------------------------------------
                            Keith Loris, President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the date indicated. Each person whose signature appears below hereby appoints any of Keith Loris, Douglas R. Johnson, Francis J. Knott and Scott Griffith and each of them singly, such person's true and lawful attorneys, with full power to them and each of them to sign, for such person and in such person's name and capacity indicated below, any and all amendments to this registration statement, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.


SIGNATURE                                        TITLE                             DATE

/s/ Keith Loris
------------------------------              Director, President                 April 14, 2000
Keith Loris                                 and Chief Executive Officer

/s/ Douglas R. Johnson
------------------------------              Executive Vice President            April 14, 2000
Douglas R. Johnson                          and Chief Financial Officer
                                            (principal accounting and
                                            financial officer)

/s/ Francis J. Knott
------------------------------              Chairman of the Board               April 14, 2000
Francis J. Knott

/s/ Geoffrey de Lesseps
------------------------------              Director                            April 14, 2000
Geoffrey de Lesseps

/s/ Richard N. Gold
------------------------------              Director                            April 14, 2000
Richard N. Gold



/s/ Scott Griffith
------------------------------              Director                            April 14, 2000
Scott Griffith

/s/ Jonathan Schull
------------------------------              Director                            April 14, 2000
Jonathan Schull

/s/ Leigh Michl
------------------------------              Director                            April 14, 2000
Leigh Michl

/s/ N. Adam Rin
------------------------------              Director                            April 14, 2000
N. Adam Rin


                                 EXHIBITS INDEX

         Exhibit
         Number   Description

         3.1 Amended and Restated Certificate of Incorporation, filed with the State of Delaware on August 3, 1998 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated July 28, 1998.)

         3.2      Amended and Restated Bylaws (incorporated by reference to
                  Exhibit 5 of the Company's Registration Statement on Form 8-A filed March 15, 2000.)

         3.3 Certificate of Designation of Powers, Preferences and Rights of the Series A Preferred Stock (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated as of December 30, 1999).

         3.4 Amendment No. 1 to Certificate of Designation for Series A Preferred Stock filed with the Delaware Secretary of State as of January 13, 2000 (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         3.5 The Company's Certificate of Correction to Certificate of Designation of Powers, Preferences and Rights of the Series B Preferred Stock, (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         5.1      Opinion of McGuire, Woods, Battle & Boothe LLP.*

         10.1 Amended and Restated Stockholders' and Rights Agreement (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         10.2 Series B Preferred Stock and Warrant Purchase Agreement by and among the purchasers listed on the Schedule of Purchasers, SoftLock, Inc. and SoftLock Services, Inc. (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         10.3 Form of Warrant exercisable under certain conditions on August 15, 2000 (incorporated by reference to Exhibit 99.7 of the Company's Current Report on Form 8-K dated as of February 10,
                  2000).

         10.4 Form of Warrant exercisable under certain conditions on November 15, 2000 (incorporated by reference to Exhibit 99.8 of the Company's Current Report on Form 8-K dated February 10,
                  2000).

         16 Letter on Change in Certifying Accountant (incorporated by reference to Exhibit 16 of the Company's Current Report on Form 8-K dated as of January 7, 2000).

         23.1     Consent of Independent Accountants*

         23.2 Consent of McGuire, Woods, Battle & Boothe LLP (included in opinion filed as Exhibit 5.1)

         24. Power of Attorney (included in signature page to this registration statement)

         * Included herewith